SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. ___ )

Blue Water Ventures International, Inc.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

09609E 105
(CUSIP Number)

David J. Levenson, Esq.
7947 Turncrest Drive
Potomac, MD 20854
301-299-8092
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13g to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [  ]

(Page 1 of 6 Pages)

CUSIP No. 09609E 105	SCHEDULE 13D	Page 2 of 6 Pages

1.
NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Water Ventures International, Inc., a Florida corporation (“BWVI-FL”)

W. Keith Webb, former President and Chief Executive Officer of BWVI-FL and President and Chief Executive Officer of the Issuer

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) BWVI-FL OO Mr. Webb OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION BWVI-FL is a Florida corporation Mr. Webb is a citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER BWVI-FL 18,136,500 Shares Mr. Webb 9,068,250 Shares (minimum number)
	8.	SHARED VOTING POWER BWVI-FL -0- MR. Webb -0-
	9.	SOLE DISPOSITIVE POWER BWVI-FL 18,136,500 Shares Mr. Webb 9,068,250 Shares
	10.	SHARED DISPOSITIVE POWER BWVI-FL -0- MR. Webb -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON BWVI-FL 93.3% Mr. Webb 46.7%
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) BWVI-FL 93.3% Mr. Webb 46.7%
14.	TYPE OF REPORTING PERSON (see instructions) BWVI-FL CO Mr. Webb IN

CUSIP No. 09609E 105	SCHEDULE 13D	Page 3 of 6 Pages

Item 1. Security and Issuer

Shares of common stock, par value $0.001 per share, issued by Blue Water Ventures International, Inc., a Nevada corporation (“BWVI-Nev”).

Item 2. Identity and Background

The persons filing this schedule are: Blue Water Ventures International, Inc., a Florida corporation (“BWVI-FL”), and W. Keith Webb, the former President and Chief Executive Officer of BWVI-FL and the current President and Chief Executive Officer of BWVI-Nev.

The principal business address of BWVI-FL is 1765 Country Walk Drive, Fleming Island, FL 32003, which also now is the business address of BWVI-Nev.

In addition to Mr. Webb, another person who has served for more than five years as an executive officer of BWVI-FL is Alan Parks, Chief Financial Officer.  The business address of each of Messrs. Webb and Parks is that of BWVI-FL and BWVI-Nev.  Mr. Parks is a citizen of the United States.

During the past five years, neither Mr. Webb nor Mr. Parks has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the past five years, none of them was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration

Pursuant to an Asset Purchase Agreement between BWVI-Nev and BWVI-FL dated May 10, 2012 and closed on June 15, 2012, BWVI-Nev acquired the assets of BWVI-FL in exchange for 18,136,500 shares of its common stock.  In connection with that transaction, BWVI-Nev disposed of its smart card business in exchange for the purchaser’s assuming the liabilities of that business.  Effective June 21, 2012, W. Keith Webb was appointed President and Chief Executive Officer of BWVI-Nev, positions he held with BWVI-FL.  Mr. Webb beneficially owns more than a majority of the issued and outstanding shares of BWVI-FL and therefore anticipates that he will receive more than a majority of the 18,136,500 BWVI-Nev shares that BWVI-FL plans to distribute to its shareholders pro rata.

CUSIP No. 09609E 105	SCHEDULE 13D	Page 4 of 6 Pages

Item 4. Purpose of Transaction

One purpose of BWVI-FL’s acquisition of BWVI-Nev’s securities was to become a publicly traded corporation whose securities may acquire a market value that can permit raising capital in a more orderly manner.  The business of searching for and recovery of historical cultural artifacts, intrinsically valuable cargo and treasure from shipwrecks is risky, time-consuming and costly, and the availability of public financing offers BWVI-Nev the possible opportunity to finance its operations.  Another purpose is to give BWVI-Nev greater visibility in the market place that may facilitate the sale or other disposition of the treasure it recovers.

There is no plan to acquire or dispose of any BWVI-Nev securities by BWVI-FL or Mr. Webb.  There is no plan for an extraordinary transaction, such as a merger or acquisition or liquidation, or the sale or transfer of a material amount of assets.  Except for the appointment of Mr. Webb as Chairman of the Board, President and Chief Executive Officer of BWVI-Nev, there is no plan to make wholesale changes in the current board of directors; it is expected that Michael Donaghy, a current director, will continue as a director and will be appointed a vice president, and that Chen Jun, a current director and executive officer, will resign his positions.  There is no plan for a material change in the present capitalization, after giving effect to the transaction with BWVI-FL, or the dividend policy of BWVI-Nev. No changes in the issuer’s governing instruments are contemplated, to impede the acquisition of control or otherwise.  There is no plan to terminate the registration with the SEC of the issuer’s securities.

Item 5. Interest in Securities of the Issuer

Pursuant to an Asset Purchase Agreement dated May 10, 2012 and closed June 15, 2012, BWVI-Nev, the issuer, exchanged 18,136,500 shares of its common stock for the assets of BWVI-FL. BWVI-FL anticipates distributing such shares to its shareholders pro rata. W. Keith Webb is the beneficial owner of more than a majority of the issued and outstanding shares of BWVI-FL and therefore anticipates that he will receive a minimum of 9,068,250 BWVI-Nev shares upon BWVI-FL’s distribution of the issuer’s shares to its shareholders pro rata.

See Items 7-10, inclusive, on page 2 for information about the number of shares each reporting person – BWVI-FL and Mr. Webb - has the power to vote or to direct the vote, shares the power to vote or to direct the vote, has sole power to dispose or direct the disposition, or shares the power to dispose or to direct the disposition.

CUSIP No. 09609E 105	SCHEDULE 13D	Page 5 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to
              Securities of the Issuer

Neither BWVI-FL nor Mr. Webb has any contract, understanding or relationship with any individual or entity with respect to securities of the issuer.

Item 7.  Material to be Filed as Exhibits

Exhibit      Written agreement required by Rule 13d-1(k)

SIGNATURES

In accordance with Rule 13d-1(k), each of the undersigned persons on whose behalf this single joint statement is filed is individually eligible to use the schedule on which the information is filed; each is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning  such person contained therein; each is not responsible for the completeness and accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.  This single joint statement identifies each of the undersigned persons, contains the required information with regard to each such person, indicates that such statement is filed on behalf of all such persons, and includes as an exhibit their agreement in writing that such a single joint statement is filed on behalf of each of them.

Dated: July 6, 2012

Blue Water Ventures International, Inc.,	W. Keith Webb
a Florida corporation

By /s/ W. Keith Webb	/s/ W. Keith Webb
W. Keith Webb, President	W. Keith Webb, Individually

CUSIP No. 09609E 105	SCHEDULE 13D	Page 6 of 6 Pages

EXHIBIT

WRITTEN STATEMENT REQUIRED BY RULE 13d-1(k)

Both of the undersigned persons are required to file a statement containing the information required by and are eligible to use Schedule 13D, and both meet and satisfy all of the applicable terms and conditions of (a) subparagraphs (i), (ii) and (iii) of paragraph (1) of Rule 13d-1(k) and (b) paragraph (2) of Rule 13d-1(k), for making a single joint filing rather than making individual filings.  The information set forth in the accompanying Schedule 13D under the caption “SIGNATURES” is incorporated herein by reference.

Dated: July 6, 2012

Blue Water Ventures International, Inc.,	W. Keith Webb
a Florida corporation

By /s/ W. Keith Webb	/s/ W. Keith Webb
W. Keith Webb, President	W. Keith Webb, Individually